UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2023

Commission file number: 001-41334

RAIL VISION LTD.

(Translation of registrant’s name into English)

15 Ha’Tidhar St

Ra’anana, 4366517 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Rail Vision Ltd. (the “Company”) is announcing that it will effect a reverse share split of the Company’s ordinary shares at the ratio of 1-for-8, such that each eight (8) ordinary shares, par value NIS 0.01 per share, shall be consolidated into one (1) ordinary share, par value NIS 0.08. The first date when the Company’s ordinary shares will begin trading on the Nasdaq Capital Market after implementation of the reverse split will be Wednesday, November 15, 2023.

Following the implementation of the reverse split, the Company’s authorized share capital shall be comprised of 12.5 million ordinary shares, par value NIS 0.08 per share, and approximately 3.0 million ordinary shares shall be issued and outstanding.

No fractional ordinary shares will be issued as a result of the reverse split. All fractional ordinary shares will be rounded to the nearest whole ordinary share. In addition, a proportionate adjustment will be made to the per share exercise price and the number of shares issuable upon the exercise of all outstanding warrants and options entitling the holders to purchase ordinary shares.

This Report is incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File Nos. 333-271068 and 333-272933) and Form S-8 (Registration No. 333-265968), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rail Vision Ltd.

Date: November 13, 2023	By:	/s/ Ofer Naveh
		Name:	Ofer Naveh
		Title:	Chief Financial Officer

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